Dearborn Partners Rising Dividend Fund

Form N-SAR Report for the Period Ended 2/28/18

Ex 99.77C Votes

Results of the Shareholder Meeting (Unaudited)

A special meeting of the shareholders of the Fund was held on October 13, 2017 (the "special meeting"). The sole proposal at the special meeting was to approve an Investment Advisory
Agreement between the Adviser and the Trust, on behalf of the Fund (the "proposal"). As of the
July 17, 2017 record date for the special meeting, there were 15,139,067 shares of the Fund outstanding and entitled to vote at the special meeting. The quorum required to conduct business at the special meeting was one-third of the outstanding shares of the Fund as of the July 17, 2017 record date. The shares present at the October 13, 2017 special meeting for purposes of determining whether a quorum existed were 7,614,415 present by proxy, representing 50.30% of the total outstanding shares of the Fund. Of the 7,614,415 shares present at the special meeting by proxy, 6,530,681 shares or 85.77% voted in favor (representing 43.14% of total outstanding shares), 77,615 shares or 1.02% voted against (representing 0.51% of total outstanding shares), and 1,006,120 shares or 13.21% abstained from voting (representing 6.65% of total outstanding shares). The vote required for approval of the proposal was the affirmative vote of a "majority of the outstanding voting securities" of the Fund. Under the 1940 Act, a "majority of the outstanding voting securities" means the affirmative vote of the lesser of (i) 67% of the shares present at the meeting if more than 50% of the outstanding shares of the Fund are present in person or by proxy; or (ii) more than 50% of the outstanding shares of the Fund. As such, the proposal was determined to have passed.